May 8, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jeffrey P. Riedler Ms. Rose Zukin Mr. Michael Reedich Ms. Tabatha Akins Ms. Mary Mast

Re:	Omeros Corporation Amendment No. 1 to Registration Statement on Form S-l Filed April 1, 2008 File No. 333-148572
Ladies and Gentlemen:
     On behalf of Omeros Corporation (the “Company”), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated April 16, 2008, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-148572) filed with the Commission on April 1, 2008.
     The Company is concurrently filing via EDGAR Amendment No. 2 to Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 2.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.
Amendment No. 1 to Form S-1
Prospectus Summary
General
               1.          We note your response to Comment 8 and reissue the comment in part. Please note that the staff is not looking for a level of detail that would be inappropriate for a summary description of your company. Please expand your Prospectus Summary section briefly to include information similar to the paragraphs you added on pages 81 and 111 of your filing.
                         a.          Specifically, please identify the technology developed by affiliates of the company, and the terms of its transfer to the company.
                         b.          Please further provide additional disclosure briefly explaining the material terms of the transfer transaction, as well as the rights that were acquired. This disclosure should include any underlying material patents.
     A brief explanation of how the registrant has acquired its technology and product pipeline is essential to an understanding of the company, and how it operates.
     The Company has revised the Prospectus Summary beginning on page 5 to include the additional disclosure requested by the Staff’s comment.
Risk Factors
     “If we raise additional capital through debt financing, the terms of our debt . . .,” page 13
               2.          We note your response to Comment 13 and reissue the comment in part. Please expand your disclosure in this risk factor to discuss the negative effects of issuing debt securities on the rights of shareholders. We note that you discuss this in the immediately preceding risk factor, but this discussion will better benefit the reader in this risk factor.
     The Company has revised the risk factor on page 14 in response to the Staff’s comment.
     Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
Overview, page 38
Research and Development Expenses, page 39
               3.          We have reviewed your response to our prior comment number 29 and have the following comments:
                         a.          Please reconcile the allocation of R&D expense to both the total R&D and IPR&D expenses recognized during each period presented.
     The Company supplementally advises the Staff that the Research and Development table on page 42 reconciles total research and development expenses with the amounts reported in the Company’s consolidated statements of operations (please see pages 38 detailing the selected consolidated financial data and F-5 of the financial statements) for each period presented. In 2006, the Company purchased nura, inc., resulting in IPR&D for the period. This was recorded on a separate line from normal research and development operating expenses on the statement of operations. In response to the Staff’s comment, the Company has revised the table disclosure on page 42 of the Registration Statement to add the IPR&D expense.
                         b.          As previously requested, please include a discussion of the nature and timing of the efforts necessary to complete the projects; and
     In response to the Staff’s comment, the Company has added a table on page 41 detailing the nature and timing of its projects.
                         c.          As included in your response letter, please revise your disclosure to state that you are unable to estimate with any certainty when it would recognize any net cash inflows from its projects.
     In response to the Staff’s comment, the Company added discussion beginning at the bottom of page 42 stating that it is unable to estimate with any certainty when it would recognize any net cash inflows from its projects.
Critical Accounting Policies and Significant Judgments and Estimates, page 42
Stock-Based Compensation, page 43
Common Stock Fair Value, Page 44
               4.          We have reviewed your response to our prior comment number 30 and have the following comments:
                         a.          Please revise your disclosure to include a table quantifying the ranges of enterprise values for each comparable company considered and the actual enterprise value used at each valuation date. Clarify in the filing how the ranges were determined and how the ranges were used to derive the enterprise value at each valuation date. Further, please clarify in the filing how you assigned weights to the low and high ends of the range.
     In response to the Staff’s comment, the Company has revised the disclosure on page 47 to clarify that the ranges were determined based on a survey of the values of biotechnology and pharmaceutical companies that had completed IPOs in 2006 and 2007. In addition, the Company has added disclosure on page 47 to discuss how it weighted the two IPO scenarios and the non-IPO scenario to derive an enterprise value. The Company has also added disclosure to pages 48 through 49 that discusses the respective weighting of each of the scenarios, including the two IPO scenarios.
     The Company has not provided a table quantifying the ranges of enterprises values for each of the 37 comparable companies considered nor the enterprise values used at each valuation date. SFAS 123R requires an entity to provide certain disclosures in order to provide an understanding of the nature of share-based payment transactions and the effects of those transactions on the financial statements. The Company has provided a comprehensive discussion of the factors used in arriving at the value of the common stock as well as the reasons and basis for each of the valuation differences on pages 45 through 49. The Company respectfully submits that it believes that its current level of disclosure complies with the requirements of SFAS 123R and provides sufficient information for investors to understand the Company’s method for valuing its common stock.
                         b.          With respect to part d of our prior comment, it is still unclear why the value was significantly higher than that of the preferred shares. Expand on the “rights, preferences, and privileges” that would substantiate obtained the preferred stock holders that would substantiate the difference in the values.
     The Company has revised the disclosure on page 46 to provide the additional detail requested by the Staff’s comment.
                         c.          With respect to parts e and f of our prior comment, please note that we may have additional comments related to the valuations used and discussed in the response when the price range for the offering becomes known.
     The Company acknowledges that the Staff may have additional comments when the Company files a pre-effective amendment that contains pricing-related information.
Business
General
               5.          We note your response to Comment 33 and reissue the comment in part. Please describe in the Business section the material terms of your acquisition of Nura, Inc. This disclosure should include:
                         a.          The date of the acquisition;
                         b.          The identity of the seller;
                         c.          The equity and debt issued to fund the acquisition;
                         d.          The amount of any cash portion of the consideration;
                         e.          The source of cash;
                         f.          The amount of debt assumed, if any;
                         g.          The amount and nature of any continuing or contingent obligations of either seller or purchaser; and
                         h.          The specific programs in the CNS pipeline you acquired.

     The Company has added a new paragraph on page 79 in response to the Staff’s comment. The Company supplementally advises the Staff that no cash was paid for nura nor are there currently any continuing or contingent obligations under the merger agreement pursuant to which the Company acquired nura.
Strategy, page 57
               6.          We note your response to Comment 35 and reissue the comment in part. We note that you expanded your disclosure to identify your pipeline of preclinical development programs. Please further expand your disclosure to identify the market that each preclinical development program targets.
     The Company has revised the Strategy section on page 61 in response to the Staff’s comment to identify the general markets that each preclinical development program targets. The Company supplementally advises the Staff that the Company provides additional disclosure regarding the specific markets targeted by each preclinical program in the second column of the table on page 60 and later in the Business section when discussing each program in detail.
Inflammation Programs, page 58
               7.          Please disclose whether there are any provisions in the exclusive license agreements with the University of Leicester and MRC that would permit any party to terminate the agreements before their terms end.
     The Company has revised the discussion of the license agreements on page 75 to summarize the provisions that would permit any party to terminate the agreements before the end of their respective terms.
               8.          We note your disclosure on page 73 that states that under your exclusive license agreement, you are obligated to pay royalties based on any proceeds you receive from sales to the University of Leicester and MRC. Please expand your disclosure to disclose the potential range of royalty payments (for example, “low-single-digits” or “high-single-digits”) and the length of time you would be required to continue making those royalty payments under this agreement.
     The Company has revised the discussion of the license agreements on page 75 to disclose the potential ranges of royalty payments and to disclose that the Company will be obligated to pay those royalties during the terms of the respective agreements.
               9.          We note your disclosure on page 75 that under the terms of your funding agreement with SMRI, “you have agreed to pay royalties to SMRI based on any net income you receive from sales of a PDE10 product until you have paid a maximum aggregate amount that is based on the amount of grant funding that you have received from SMRI.”

                         a.          Please revise to disclose that the maximum aggregate amount that you must pay on a yearly basis in the form of royalties is based upon the amount and timing of grant funding that you receive, how soon they are paid back in the form of royalties, and that the amount will be in excess of the amount of grant funding you receive.
     The Company has revised the disclosure on page 77 in accordance with the Staff’s comment.
                         b.          Please further disclose the maximum aggregate amount that you must pay each year if you repay all the grant funds received within the shortest period specified in the agreement from the date of receipt or if you repay all the grant funds received within the longest period specified in the agreement set forth in the table on page 10 of Exhibit 10.33, from the date of receipt, assuming you receive the maximum amount of funding.
     This information is material to a reader’s understanding of your obligations is a whole under the agreement. We are not asking that you disclose the three time periods set forth in the table on page 10 of Exhibit 10.33.
     The Company respectfully submits that the disclosure requested by the Staff could be misleading to investors because it would require the Company to make many assumptions, some of which are outside of the Company’s control and others of which may not occur. Pursuant to the Company’s agreement with SMRI, any additional grant funding from SMRI is subject to the mutual agreement of the Company and SMRI. Even if SMRI is willing to provide additional grant funding up to the maximum amount, the Company may elect not to take the funding for a variety of reasons, including unfavorable terms offered by SMRI or because the Company elects to use other resources to fund the PDE10 program.
     Further, the royalty percentage that the Company must pay is fixed. The variable related to the royalty is the aggregate amount of payments in the form of royalties the Company is required to make, which is a function of the time that has elapsed since the Company received the grant funding. If the Company were to assume that it paid the same amount each year to SMRI, whether over the shortest period or longest period set forth in the funding agreement, it would have to assume that each year during the applicable period it received the same amount of revenue from its PDE10 program. The Company believes that it is highly unlikely that its revenues from its PDE10 program, if any, will be the same over any period. As a result, the Company respectfully submits that it believes that the additional disclosure requested by the Staff could be misleading to investors and is not essential to an understanding of the Company’s future obligations. However, the Company has revised the disclosure on page 77 to clarify that the obligation to pay a royalty terminates once the Company has repaid the grant funding in the form of royalties, and to disclose that the multiple of grant funding received that the Company must repay in the form of royalties is in the low single-digits.
               10.          We note your response to Comment 43 and reissue the comment in part. Please expand your disclosure of the Chondroprotective program to state that, because of the risks and uncertainties inherent in a preclinical development program, you are unable to disclose with reasonable certainty when you expect to select a clinical candidate from this program.
     The Company has revised the disclosure on page 76 in response to the Staff’s comment.
               11.          We note your response to Comment 44 and reissue the comment in part. If you are required by the funding agreement to pay a minimum dollar amount to SMRI in royalties, please disclose this minimum amount. The staff has taken the position that such information is material to an investor, and accordingly must be disclosed.
     The Company supplementally advises the Staff that it is not required by the funding agreement to pay a minimum dollar amount to SMRI in royalties. The Company has revised the disclosure on page 77 to disclose that there are no minimum payment obligations under the agreement with SMRI.
               12.          We note your response to Comment 46 and reissue the comment in part. We note your disclosure on page 76 that you have 10 pending foreign patent application that are directed to your other CNS programs, and that you intend to file additional patent applications in key foreign markets. Please expand your disclosure to name the foreign countries in which you believe your product will have a significant market.
     The Company has revised the disclosure on page 82 to discuss the factors it considers when selecting foreign markets in which to seek patent protection. Also, in order to avoid any confusion about the Company’s use of the word “key,” the Company has removed “key” before “foreign markets” throughout the Registration Statement and instead identified the foreign markets where the Company has filed patent applications. However, because the Company has not yet identified all foreign markets in which it may file patent applications for its other CNS programs, the Company is not able to list the foreign countries in which it will file patent applications for its other CNS programs.
Manufacturing, Page 77
               13.          We note your response to Comment 48 and reissue the comment in part. We note your statement that the term of the commercial supply agreement you have with Hospira Worldwide continues past the commercial launch of OMS103HP for a multi-year period that may be extended upon mutual agreement. Please further describe the termination provisions of your agreement with Hospira Worldwide, such as whether any party may terminate the agreement for any reason prior to the commercial launch of this product candidate.
     The Company has revised the disclosure on page 80 to provide the information request by the Staff’s comment.
               14.          We note your response to Comment 49 and reissue the comment in part. It is not clear how you are supplied with the three APIs used in OMS103HP, a product candidate that is currently in Phase 3 clinical trials, if you have no ongoing contractual obligations to the three suppliers you mention in the risk factor on page 78. Please explain this apparent inconsistency.
     The Company has revised the disclosure on page 80 to clarify that it has already received sufficient quantities of the three APIs to manufacture its clinical supplies of OMS103HP.
Executive Compensation
Compensation Discussion and Analysis, page 91
               15.          We note your response to Comment 53 and reissue the comment in part. You state on page 92 that in the past, you have partly determined the level for each element of compensation based on the contributions that each executive officer is expected to make to your success. However, also in that paragraph on page 92, you state that you have not historically established specific individual objectives in setting compensation levels regarding the various components of your compensation package. Please revise your filing to clarify this inconsistency. Please further expand your disclosure to discuss the specific expected contributions of Dr. Demopulos and Ms. Kelbon that were used in setting their compensation.
     The Company supplementally advises the Staff that the disclosure “expected to make” was intended solely to refer to the Company’s general expectations regarding what contributions persons with Dr. Demopulos’ and Ms. Kelbon’s positions, as CEO and General Counsel, respectively, are expected to make to the Company. The Company did not set any specific or identifiable individual objectives related to these expectations. Accordingly, the Company has revised the disclosure on page 94 to clarify that the Company is referring to an executive officer’s positions and responsibilities.
               16.          We note your response to Comment 54 and reissue the comment in part. Please disclose on page 92 the identities of the comparable biotechnology and pharmaceutical companies which you reviewed in the last year for each of the NEOs. Please further expand your disclosure on page 92 to state that the comparable biotechnology and pharmaceutical companies which you reviewed to partly determine compensation vary from period to period and from executive to executive. This additional disclosure is material to the investor’s understanding of your process for determining the level for each element of compensation.
     The Company has revised the disclosure on page 95 to state that the comparable companies it reviewed varied from period to period and from executive to executive because the Company did not generally conduct reviews of each executive officer’s compensation at the same time. The Company supplementally advises the Staff that the executive compensation surveys it reviewed provided summaries of the average compensation paid by comparable biotechnology and pharmaceutical companies; however, the surveys did not identify the companies used to compile such data. The data provided was based on search parameters selected by the Company, such as number of employees and location. Accordingly, the Company has revised the disclosure on page 95 to clarify that the surveys it reviewed only provided summary data. The Company also reviewed disclosures made by public companies as part of its overall review of executive compensation to supplement the summary data provided in the surveys. Because these public disclosures were used primarily to supplement the summary data provided in the surveys, the Company has not maintained a list of each company reviewed for each named executive officer. As a result, the Company is unable to identify each company reviewed for each named executive officer as requested by the Staff.
Index to Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-12
Note 2— Investments, page F-21
               17.          We acknowledge your response to our prior comment number 57. Please tell us your basis for stating that the adjustable rate feature makes these securities “similar to a one-year government security”.
     The Company advises the Staff that the investments are guaranteed by the U.S. Government or U.S. Government sponsored entities, and that the adjustable rate feature causes these coupons to adjust their interest rates periodically. Because the securities are guaranteed and have effective durations of approximately one year, the Company considers them similar to a one-year government security.
               18.          Please supplement your disclosure to include a discussion of how the fair market value of the mortgage backed securities is determined. Include a discussion of key drivers used in the pricing of these securities.
     The Company has added a new paragraph on page F-22 in response to the Staff’s comment.
Note 5 — Acquisition of nura, page F-27
               19.          We have reviewed your response to our prior comment number 58 and have the following comments:
                         a.          Please revise your disclosure to include a quantitative and qualitative discussion of the assumptions and methodologies used to value the preferred stock issued in conjunction with this transaction.
     The Company has revised the disclosure on page F-23 to provide the information request by the Staff’s comment.
                         b.          With respect to parts (a) and (c) of your response, your response appears to assert that the Series E convertible preferred stock was not issued at fair value at certain points during the offering period. Please confirm that our understanding is correct. In so doing, please reconcile that statement, with your disclosure on page 44, which states that the convertible preferred stock was sold to outside investors in arms-length transactions. Further, please explain why these transactions do not appear to represent the amount at which a willing party would have bought the shares, as contemplated by CON 7.
     The Company respectfully submits that its prior responses (a) and (c) were intended to provide additional information regarding the different preferred stock transactions that occurred in 2006. The Company believes that all of the preferred stock issued during 2006 was issued at fair value as determined by the cash paid by outside investors or assets received in connection with the nura acquisition. All Series E preferred stock (excluding the shares issued in conjunction with the nura acquisition) was sold to outside investors in arms-length transactions in exchange for cash of $5.00 per preferred share.
     The preferred stock issued in conjunction with the nura acquisition was issued in exchange for the outstanding shares of nura in a non-monetary exchange.
     Statement of Financial Accounting Standard No. 141, Business Combinations (SFAS 141), sets forth the purchase accounting guidance which requires that the measurement of a purchase transaction be based on the fair value of the consideration given, or the fair value of the assets acquired, whichever is more clearly evident. Paragraph 22 of SFAS 141 states that “the fair value of securities traded in the market is generally more clearly evident than the fair value of an acquired entity.” However, at the time the Company acquired nura, inc., its shares were not traded on any public market. Accordingly, the Company followed the guidance in paragraph 23 of SFAS 141 which states that:
if the quoted market price is not the fair value of the equity securities, either preferred or common, the consideration received shall be estimated even though measuring directly the fair values of net assets received is difficult. Both the net assets received, including goodwill, and the extent of the adjustment of the quoted market price of the shares issued shall be weighed to determine the amount to be recorded. All aspects of the acquisition, including the negotiations, shall be studied, and independent appraisals may be used as an aid in determining the fair value of securities issued.
     The consideration received in this transaction was substantially all in-process research and development (IPR&D) for nura’s PDE 10 program as well as some cash, other non-monetary assets, and the assumption of a note payable. Accordingly, the Company’s estimate of the fair value of this IPR&D acquired (refer to the disclosures on pages F-23 and F-24 where the Company describes how the IPR&D was valued) was a significant consideration when the Company estimated the fair value of the consideration received in the transaction, and hence the fair value of the preferred stock issued in the transaction. In addition, as stated in SFAS 141, the Company considered all aspects of the transaction, including the negotiations with the nura stockholders. These considerations indicated that the fair value of the preferred stock issued in the nura acquisition was less than the price as recorded in the previous transactions where the Company received cash for the sale of preferred shares.

     Based on the Company’s estimate of the fair value of the IPR&D and the other net assets acquired (refer to the disclosures on pages F-23 and F-24 where the Company describes the transaction, the assets received, and all aspects of the transaction), the fair value of the preferred stock issued in the transaction was $4.14. The fair value of the assets correlated closely to the implied fair value of the preferred stock as calculated from the enterprise value of the Company at the most recent valuation date. Accordingly, the fair value of $4.14 per share was recorded as the fair value of the preferred stock issued in connection with this transaction.
     Please direct your questions or comments regarding this letter or Amendment No. 2 to the Registration Statement to the undersigned or Mark J. Handfelt of this office at (206) 883-2500. Also, we have received your Confidential Treatment Request comment letter and intend on addressing the Staff’s comments in a separate letter. Thank you for your assistance.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Craig E. Sherman
Craig E. Sherman, Esq

Enclosures

cc (w/encl):	Gregory A. Demopulos, M.D. Omeros Corporation

Mark J. Handfelt, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation

Jonathan E. Kahn, Esq. Morrison & Foerster LLP